Exhibit 99.8

NICE Brings Digital Customer Experiences to Singapore
with the Launch of CXone

Companies in the Asia Pacific region can now exceed today’s consumer and employee expectations by delivering effortless, consistent and personalized digital-first experiences with CXone

Hoboken, N.J., March 22, 2022 – NICE (Nasdaq: NICE) today announced the launch of CXone in Singapore, enabling companies in the Asia Pacific region to eliminate friction and deliver customized, connected, digital-first customer service. The industry’s leading digital customer experience platform, CXone is supported by a dedicated local infrastructure team to accelerate organizations of all sizes and all verticals in their digital and cloud transformation. NICE’s commitment to driving a frictionless future through CXone is in direct alignment with Singapore Digital, the country’s initiative to embrace digital innovation at a national level, making Singapore a natural frontier for collaboration.

Paul Jarman, CEO, NICE CXone, said, “Every interaction consumers have with a brand elicits some sort of emotion, and that emotion will determine brand loyalty. A mandate for every organization must be to deliver exceptional customer experiences by re-imagining their entire business through the lens of experience. We’re pleased to empower companies in Singapore to deliver the connected, seamless and hyper-personalized consumer experiences that are so vital to increasing customer loyalty and engagement with CXone.”

The adoption of a hybrid mode of operation coupled with the fast pace of change in customer expectations have accelerated the adoption of the cloud around the world. The pace at which companies are transitioning their contact center to the cloud is expected to be faster than ever before. As consumers increasingly choose digital self-service, companies must give significant importance to eliminating friction in their customers’ journeys and in innovating to meet them at their point of preference. Like consumers, employees expect to have capabilities that help them effectively address issues and gain a sense of empowerment that boosts engagement.

NICE’s cloud native CXone platform takes a holistic approach to improving both agent and customer experiences, helping organizations of all sizes modernize and remain agile and resilient in today’s increasingly digital landscape. CXone provides the most comprehensive, digital-first, omnichannel offering in the CCaaS market, as the first and only platform unifying best-in-class omnichannel routing, analytics, workforce optimization, automation, and artificial intelligence on an open cloud foundation.

Among the NICE solutions to be offered in Singapore is CXi, (Customer Experience Interactions), a new framework delivered through a unified suite of applications on the CXone platform. CXi empowers organizations to intelligently meet their customers wherever their journey begins, enables resolution through AI and data-driven self-service and prepares agents to resolve customer needs successfully. It enables a frictionless, end-to-end service experience, combining digital entry points, journey orchestration, smart self-service, prepared agents and complete performance improvement, all embedded with purpose-built CX AI and based on a native open cloud foundation.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.